FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of May, 2013

ALBERTA STAR DEVELOPMENT CORP.

 (SEC File No. 0-31172)

506 – 675 West Hastings Street

Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

FORM 51-102F3

Material Change Report

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1.

Name and Address of Company

ALBERTA STAR DEVELOPMENT CORP.

506-675 West Hastings Street

Vancouver, B.C. V6B 1N2

Item 2.

Date of Material Change

May 13, 2013

Item 3.

News Release

Issued and distributed through the facilities of Marketwire on May 13, 2013

Item 4.

Summary of Material Change

See attached copy of the May 13, 2013 News Release

Item 5.

Full Description of Material Change

See attached copy of the May 13, 2013 News Release

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

Stuart Rogers

Telephone: (604) 689-1749

Item 9.

Date of Report

May 13, 2013

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

NEWS RELEASE

May 13, 2013                                                                                         TSX-V Trading Symbol: ASX

OTC BB Trading Symbol:  ASXSF

FRANKFURT Trading Symbol: QLD

ALBERTA STAR PROPOSES SPECIAL DISTRIBUTION

Alberta Star Development Corp. (TSXV: ASX; OTC BB: ASXSF) (the “Company”), announces that it is proposing, for approval at its annual and special general meeting to be held on June 12, 2013 (the “Meeting”), a special cash distribution to its shareholders derived from the proceeds received from the sale of the Company’s interest in its various heavy oil assets by way of a reduction of stated capital of the Company in the amount of approximately $1,800,000 (the “Special Distribution”). The Special Distribution will not take place unless approved at the Meeting by a special resolution of shareholders, which requires two-thirds of the votes cast in person or by proxy.  The Special Distribution will take place only upon certain conditions becoming satisfied.  If approved, it is expected that the Special Distribution of approximately $0.083 per share will occur as soon as practicable after shareholder approval, with a record date for shareholders entitled to return of capital to be determined in accordance with regulatory requirements.  There is no guarantee that the board of directors will act on the authority granted to it by shareholders, assuming the Special Distribution is approved, or that a reduction of capital will actually be effected. At this time it is management's intent to proceed as soon as possible with the Special Distribution, unless conditions change between the date hereof and the date of such distribution. For more information regarding the Special Distribution, including a summary of certain Canadian federal income tax considerations to shareholders, reference should be made to the management information circular prepared in respect of the Meeting available at www.sedar.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Stuart Rogers
Interim Chief Executive Officer
Tel: (604) 689-1749
srogers@alberta-star.com

or

Robert Hall, Corporate Development, Director

Alberta Star Development Corp.

Tel: (604) 488-0860

rthall@shaw.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Caution Regarding Forward-Looking Statements - This news release contains certain forward-looking statements, including statements regarding the Special Distribution and other matters to be considered at the Meeting. These statements are subject to a number of risks and uncertainties. Actual results may differ materially from results contemplated by the forward-looking statements. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and should not place undue reliance on such forward-looking statements. The Company does not undertake to update any forward looking statements, oral or written, made by itself or on its behalf, except as required by applicable law.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:  May 13, 2013

By:      /s/ Stuart Rogers

Stuart Rogers

Director